FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Letter to Shareholders of Banco Santander Mexico, S.A. dated May 26, 2021

Item 1

May 26, 2021

Rebuttal Letter to ISS´s recommendations of Banco Santander México, S.A.

Dear Santander Mexico shareholder:

We would like to address some comments received from investors and the recently published report by ISS recommending voting against Item 2 of the Ordinary and Extraordinary Shareholders’ Meeting (“OESM”) of Banco Santander México, S.A. (“Santander México”), that is due to take place on 9 June 2021, and which relates to the Cancelation of the Registration of Shares in the National Securities Registry and Delisting from Mexican Stock Exchange.

We would like to stress that the delisting offer could not be carried out if the general shareholders’ meeting of Santander México were not to approve the delisting with the affirmative vote of the holders of at least 95% of the capital stock of Santander México in the OESM.

Regarding ISS’ statement that: “the offer from the parent company does not appear to include a premium while considering historical valuation ratios vs. peers and its current expected level of profitability and the free float has very good liquidity in relative terms”, we would like to point out the reasons why Banco Santander, S.A. (“Santander Spain”) believes it is in the best interest of the shareholders of Santander México to vote in favor of the above mentioned Item 2 and have therefore the possibility of the delisting offer being confirmed:

-	Santander Spain announced on 24 May 2021 a revision to its intended delisting offer for all the shares of Santander México that it does not already own, agreeing not to deduct from the offer price the dividend to be voted on by Santander México’s shareholders at the OESM (MXN$0.45 per share and MXN$2.25 per ADS) from the initial price announced (MXN$24.00 per Santander México share and the U.S. Dollar equivalent of MXN$120.00 per ADS).

-	Santander Spain believes that the total consideration of 24.45 MXN/share[1] is attractive for minority shareholders, as it represents a c.26% premium to the 30-day VWAP at the time of announcement. This premium is the highest of comparable transactions in the Mexican market (16.2% on average) and fully reflects the pre-announcement consensus target price of 24.5 MXN/share.

-	Additionally, the total remuneration of 24.45 MXN/share[1] is only 5% below the 2-year average share price of Santander México pre-COVID-19, even though the consensus adjusted EPS for Mexican banks for 2021 and 2022 are down, on average, 24% and 14% respectively from pre-COVID-19 levels (February 2020 vs May 2021).

-	Regarding stock liquidity, Santander Spain believes that, given the small number of Santander México shares traded daily (stock has been excluded from indexes like IPC and MSCI Latam for this reason), a shareholder of some size exiting the stock

1 Reflecting a tender offer price per share of 24 MXN plus the proposed dividend of 0.45 MXN/share to be paid prior to completion of the tender offer. The amount of MXN $0.45 per share has been added to the consideration for illustrative purposes. The dividend will be paid to shareholders if so approved by the above mentioned OESM regardless of whether the delisting is approved.

will not be able to do so without accepting a market discount (if it were to sell its whole block), or, alternatively, will take an unusually long time to perform the transaction.

Santander Spain has prepared a brief presentation explaining the reasons why it believes that the proposed transaction is attractive for the shareholders of Santander México. This presentation is available in the website: https://www.santander.com.mx/, and complements the presentations published by Santander Spain at the time of the transaction announcement on 26 March, and the supplementary information published on 10 May.

Additionally, you may find further information on the proposed delisting offer at https://www.santander.com.mx/asambleas.

Very truly yours,

BANCO SANTANDER, S.A.

By:

/s/ Sergio Gámez

Name: Sergio Gámez

Title: Global Head of Shareholders and Investor Relations Santander

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced, Santander Spain (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander México will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Santander Spain intends to mail these documents to Santander México shareholders. Santander Spain will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/ RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Santander Spain and Santander México, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Santander Spain or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Cautionary Statement Regarding Forward-Looking Statements.

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander Spain or Santander México or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander México shareholders will tender their shares in the tender offer; general economic or industry conditions of areas where Santander Spain or Santander México have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) Santander México’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander México’s most recent annual report on Form 20-F and (ii) Santander Spain’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander Spain’s most recent annual report on Form 20-F. You can obtain copies of Santander Spain’s and Santander México’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Santander Spain and Santander México. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	May 27, 2021	By:	/s/ Javier Illescas
			Name:	Javier Illescas
			Title:	Group Executive Vice President